EXHIBIT 99.2
Unaudited U.S. GAAP Consolidated Financial Statements for the nine months ended December 31, 2008

Historically the Company adopted financial statements in accordance to Generally Accepted Accounting Principles in United States (U.S. GAAP) in all its primary filings with the Securities Exchange Commission (SEC). During this year management has decided to adopt International Financial Reporting Standards, as issued by International Accounting Standards Board (IFRS) as the primary GAAP for filings with SEC. IFRS is being adopted by the Company from the year ending March 31, 2009 including all the interim filings in the year of transition, with Generally Accepted Accounting Principles followed in India being considered as Previous GAAP.

Infosys Technologies Limited and subsidiaries

Unaudited Consolidated Balance Sheets

(Dollars in millions except share data)
	As of
	March 31, 2008	December 31, 2008
	(1)
ASSETS
Current assets
Cash and cash equivalents	$2,058	$1,948
Investments in liquid mutual fund units	18	-
Investments in certificates of deposit	-	41
Trade accounts receivable, net of allowances	824	721
Unbilled revenue	120	164
Prepaid expenses and other current assets	107	77
Deferred tax assets	2	5
Total current assets	3,129	2,956
Property, plant and equipment, net	1,022	938
Goodwill	150	122
Intangible assets, net	25	17
Deferred tax assets	66	79
Advance income taxes	55	38
Other assets	45	49
Total assets	$4,492	$4,199
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$12	$3
Income taxes payable	101	117
Client deposits	1	5
Unearned revenue	71	87
Other current liabilities	386	383
Total current liabilities	571	595
Non-current liabilities
Other non-current liabilities	11	11
Stockholders’ equity
Common stock, Rs. 5 ($0.16) par value 600,000,000 equity shares authorized, issued and outstanding 571,995,758 and 572,641,503 as of March 31, 2008 and December 31, 2008, respectively	64	64
Additional paid-in capital	718	730
Accumulated other comprehensive income	311	(413)
Retained earnings	2,817	3,212
Total stockholders’ equity	3,910	3,593
Total liabilities and stockholders’ equity	$4,492	$4,199
(1)  March 31, 2008 balances were obtained from the audited financial statements
See accompanying notes to the unaudited consolidated financial statements

Infosys Technologies Limited and subsidiaries

Unaudited Consolidated Statements of Income

(Dollars in millions except share data)
	Three months ended December 31,		Nine months ended December 31,
	2007	2008	2007	2008
Revenues	$1,084	$1,171	$3,034	$3,542
Cost of revenues	629	661	1,789	2,048
Gross profit	455	510	1,245	1,494
Operating expenses:
Selling and marketing expenses	52	55	174	184
General and administrative expenses	89	82	243	265
Amortization of intangible assets	2	2	6	7
Total operating expenses	143	139	423	456
Operating income	312	371	822	1,038
Other income, net	40	7	140	50
Income before income taxes	352	378	962	1,088
Provision for income taxes	42	48	118	134
Net income	$310	$330	$ 844	$954

Earnings per equity share
Basic	$0.54	$0.58	$1.49	$1.68
Diluted	$0.54	$0.58	$ 1.48	$1.67
Weighted average equity shares used in computing earnings per equity share
Basic	568,512,968	569,755,757	568,421,831	569,571,267
Diluted	570,363,129	570,082,857	570,439,766	570,341,551
See accompanying notes to the unaudited consolidated financial statements

Infosys Technologies Limited and subsidiaries

Unaudited Consolidated Statements of Stockholders’ Equity and Comprehensive Income

(Dollars in millions)
	Common stock Shares	Common stock Par value	Additional paid-in capital	Comprehensive income	Accumulated other comprehensive income	Retained earnings	Total stockholders’ equity
Balance as of April 1, 2007	571,209,862	$64	$692		$90	$1,871	$2,717
Common stock issued	344,075	—	8	—	—	—	8
Cash dividends	—	—	—	—	—	(209)	(209)
Stock compensation expense	—	—	2	—	—	—	2
Comprehensive income
Net income	—	—	—	$844	—	844	844
Other comprehensive income
Defined benefit plan amendment, net of tax effect of $3 million	—	—	—	6	6	—	6
Translation adjustment	—	—	—	269	269	—	269
Comprehensive income				$1,119
Balance as of December 31, 2007	571,553,937	$64	$702		$365	$2,506	$3,637
Balance as of April 1, 2008	571,995,758	$64	$718		$311	$2,817	$3,910
Common stock issued	645,745	—	11	—	—	—	11
Cash dividends	—	—	—	—	—	(559)	(559)
Stock compensation expense	—	—	1	—	—	—	1
Comprehensive income
Net income	—	—	—	$954	—	954	954
Other comprehensive income
Translation adjustment	—	—	—	(724)	(724)	—	(724)
Comprehensive income				$230
Balance as of December 31, 2008	572,641,503	$64	$730		$(413)	$3,212	$3,593
See accompanying notes to the unaudited consolidated financial statements

Infosys Technologies Limited and subsidiaries

Unaudited Consolidated Statements of Cash Flows

(Dollars in millions)
	Nine months ended December 31,
	2007	2008
Operating activities:
Net income	$844	$954
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	116	125
Stock compensation expense	2	1
Deferred taxes	(21)	(32)
Changes in assets and liabilities, net of acquisition
Trade accounts receivable	(35)	(47)
Prepaid expenses and other current assets	(15)	17
Unbilled revenue	(54)	(70)
Accounts payable	1	(9)
Income taxes	70	44
Client deposits	2	4
Unearned revenue	15	32
Other liabilities	34	74
Net cash provided by operating activities	959	1,093
Investing activities:
Expenditure on property, plant and equipment	(265)	(226)
Payment for acquisition of business, net of cash acquired	(27)	(3)
Loans to employees	3	(2)
Non-current deposits placed with corporations	(4)	(16)
Investment in liquid mutual fund units	(489)	(60)
Redemption of liquid mutual fund units	462	76
Investment in certificates of deposit	-	(43)
Net cash used in investing activities	(320)	(274)
Financing activities:
Proceeds from issuance of common stock on exercise of employee stock options	8	11
Payment of dividends	(209)	(559)
Net cash used in financing activities	(201)	(548)
Effect of exchange rate changes on cash and cash equivalents	137	(381)
Net increase / (decrease) in cash and cash equivalents during the period	438	271
Cash and cash equivalents at the beginning of the period	1,403	2,058
Cash and cash equivalents at the end of the period	$1,978	$1,948
Supplementary information:
Income taxes paid	$70	$123
See accompanying notes to the unaudited consolidated financial statements

Notes to the Consolidated Financial Statements

1. Company overview and significant accounting policies

1.1 Company overview

Infosys Technologies Limited (Infosys or the company) along with its majority owned and controlled subsidiary, Infosys BPO Limited (Infosys BPO) and, wholly owned subsidiaries, Infosys Technologies (Australia) Pty. Limited (Infosys Australia), Infosys Technologies (China) Co. Limited (Infosys China), Infosys Consulting, Inc. (Infosys Consulting) and Infosys Technologies S. DE R.L. de C.V. (Infosys Mexico) is a leading global technology services organization. The group of companies (the Group) provides end-to-end business solutions that leverage technology thereby enabling its clients to enhance business performance. The Group's operations are to provide solutions that span the entire software life cycle encompassing technical consulting, design, development, re-engineering, maintenance, systems integration, package evaluation and implementation, testing and infrastructure management services. In addition, the Group offers software products for the banking industry and business process management services.

1.2 Basis of preparation of financial statements and consolidation

The consolidated financial statements include Infosys and its subsidiaries (collectively, the company) and are prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). Infosys consolidates entities in which it owns or controls more than 50% of the voting shares. The results of acquired businesses are included in the consolidated financial statements from the date of acquisition. Inter-company balances and transactions are eliminated on consolidation.

Unaudited interim information presented in the consolidated financial statements has been prepared by the management and, in the opinion of management, includes all adjustments of a normal and recurring nature that are necessary for the fair presentation of the financial position, results of operations and cash flows for the periods shown, and is in accordance with U.S. GAAP. These financial statements should be read in conjunction with the consolidated financial statements and related notes included in the company's Annual Report on Form 20-F for the fiscal year ended March 31, 2008.

1.3 Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions are used for, but not limited to, accounting for costs and efforts expected to be incurred to complete performance under software development arrangements, allowance for uncollectible accounts receivable, future obligations under employee benefit plans, provisions for post-sales customer support, the useful lives of property, plant, equipment and intangible assets and income tax valuation allowances. Actual results could differ from those estimates. Appropriate changes in estimates are made as management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the consolidated financial statements.

1.4 Revenue recognition

The company derives revenues primarily from software development and related services, from business process management services and from the licensing of software products. Arrangements with customers for software development and related services are either on a fixed price, fixed timeframe or on a time and material basis.

Revenue on time-and-material contracts is recognized as the related services are performed and revenue from the end of the last billing to the balance sheet date is recognized as unbilled revenues. Revenue from fixed-price, fixed-timeframe contracts is recognized as per the percentage-of-completion method. Guidance has been drawn from paragraph 95 of Statement of Position (SOP) 97-2, Software Revenue Recognition, to account for revenue from fixed price arrangements for software development and related services in conformity with SOP 81-1. The input (efforts expended) method has been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates. Costs and earnings in excess of billings are classified as unbilled revenue while billings in excess of costs and earnings are classified as unearned revenue. Maintenance revenue is recognized ratably over the term of the underlying maintenance agreement.

The company provides its clients with a fixed-period warranty for corrections of errors and telephone support on all its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time related revenues are recorded and included in cost of revenues. The company estimates such costs based on historical experience and estimates are reviewed on a periodic basis for any material changes in assumptions and likelihood of occurrence.

In arrangements with software development and related services and maintenance services, the company has specifically applied the guidance in paragraph 9 of EITF Issue 00-21 to determine whether the software development and related services can be considered a separate unit of accounting. The arrangements generally meet the criteria for software development and related services to be considered a separate unit of accounting. The company uses the relative fair value method to allocate revenue to maintenance services and the software development and related services. In cases where the company is unable to establish objective and reliable evidence of fair value for the software development and related services, the company has used the residual method to allocate the arrangement consideration. Maintenance revenues are recognized ratably over the term of the underlying maintenance arrangement while software development and related services revenues are recognized using the percentage-of-completion method.

In accordance with SOP 97-2, license fee revenues are recognized when persuasive evidence of an arrangement exists, delivery has occurred, the license fee is fixed and determinable, and the collection of the fee is probable. Arrangements to deliver software products generally have three elements: license, implementation and Annual Technical Services (ATS). The company has applied the principles in SOP 97-2 to account for revenue from these multiple element arrangements. Vendor specific objective evidence (VSOE) of fair value has been established for ATS. VSOE of fair value is the price charged when the element is sold separately. When other services are provided in conjunction with the licensing arrangement, the revenue from such contracts are allocated to each component of the contract using the residual method, whereby revenue is deferred for the undelivered services and the residual amounts are recognized as revenue for delivered elements. In the absence of an established VSOE of fair value for implementation, the entire arrangement fee for license and implementation is recognized as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the services are performed. ATS revenue is recognized ratably over the period in which the services are rendered.

Revenues from business process management and other services are derived from both, time-and-material and fixed-price contracts. Revenue on time-and-material contracts is recognized as the related services are rendered. Revenue from fixed-price contracts is recognized as per the proportional performance method using an output measure of performance.

When the company receives advances for services and products, such amounts are reported as client deposits until all conditions for revenue recognition are met.

The company accounts for volume discounts and pricing incentives to customers using the guidance in EITF Issue 01-09, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products). The discount terms in the company's arrangements with customers generally entitle the customer to discounts if the customer completes a specified cumulative level of revenue transactions.

In some arrangements, the level of discount varies with increases in the levels of revenue transactions. The discounts are passed on to the customer either as direct payments or as a reduction of payments due from the customer. The company recognizes discount obligations as a reduction of revenue based on the ratable allocation of the discount to each of the underlying revenue transactions that result in progress by the customer toward earning the discount. The company recognizes the liability based on its estimate of the customer's future purchases. Also, when the level of discount varies with increases in levels of revenue transactions, the company recognizes the liability based on its estimate of the customer's future purchases. If the company cannot reasonably estimate the customer's future purchases, then the liability is recorded based on the maximum potential level of discount. The company recognizes changes in the estimated amount of obligations for discounts in the period in which the change occurs. Furthermore, the company does not recognize any revenue up front for breakages immediately on the inception of an arrangement.

Consistent with the guidance in EITF Issue 06-03, How taxes collected From Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation), which became applicable to the company on April 1, 2007, the company continues to present revenues net of sales and value-added taxes in its consolidated statements of income.

1.5 Cash and cash equivalents

The company considers all highly liquid investments with a remaining maturity at the date of purchase of three months or less and that are readily convertible to known amounts of cash to be cash equivalents. Cash and cash equivalents comprise cash and cash on deposit with banks, and corporations.

1.6 Investments

Investments in non-readily marketable equity securities of other entities where the company is unable to exercise significant influence and for which there are no readily determinable fair values are recorded at cost. Any decline in value that is judged to be other than temporary is included in earnings.

Investment securities designated as 'available for sale' are carried at their fair value. Fair value is based on quoted market prices. Temporary unrealized gains and losses, net of the related tax effect are reported as a separate component of stockholders' equity until realized. Realized gains and losses and declines in value judged to be other than temporary on available for sale securities are included in earnings.

The cost of securities sold is based on the specific identification method. Interest and dividend income are recognized when earned.

1.7 Property, plant and equipment

Property, plant and equipment are stated at cost, less accumulated depreciation. The company depreciates property, plant and equipment over their estimated useful lives using the straight-line method. The estimated useful lives of assets are as follows:

Buildings	15 years	Vehicles	5 years
Plant and equipment	5 years	Computer equipment	2-5 years
Furniture and fixtures	5 years

The cost of software purchased for internal use is accounted under SOP 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. Deposits paid towards the acquisition of these long lived assets outstanding at each balance sheet date and the cost of assets not put to use before such date are disclosed under “Capital work-in-progress”. Costs of improvements that substantially extend the useful life of particular assets are capitalized. Repairs and maintenance cost are charged to earnings when incurred. The cost and related accumulated depreciation are removed from the consolidated financial statements upon sale or disposition of the asset.

The company evaluates the recoverability of these assets whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value. Assets to be disposed are reported at the lower of the carrying value or the fair value less the cost to sell.

1.8 Business combinations

Business combinations have been accounted using the purchase method under the provisions of Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standard (SFAS) No. 141, Business Combinations. Cash and amounts of consideration that are determinable at the date of acquisition are included in determining the cost of the acquired business.

1.9 Goodwill

Goodwill represents the cost of the acquired businesses in excess of the fair value of identifiable tangible and intangible net assets purchased. Goodwill is tested for impairment on an annual basis, relying on a number of factors including operating results, business plans and future cash flows. Recoverability of goodwill is evaluated using a two-step process. The first step involves a comparison of the fair value of a reporting unit with its carrying value. If the carrying amount of the reporting unit exceeds its fair value, the second step of the process involves a comparison of the fair value and carrying value of the goodwill of that reporting unit. If the carrying value of the goodwill of a reporting unit exceeds the fair value of that goodwill, an impairment loss is recognized in an amount equal to the excess. Goodwill of a reporting unit is tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount.

1.10 Intangible assets

Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis. The estimated useful life of an identifiable intangible asset is based on a number of factors including the effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, and known technological advances), and the level of maintenance expenditures required to obtain the expected future cash flows from the asset.

Intangible assets are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets.

1.11 Research and development

Research and development costs are expensed as incurred. Software product development costs are expensed as incurred until technological feasibility is achieved. Research and development costs and software development costs incurred under contractual arrangements with customers are accounted as cost of revenues.

1.12 Foreign currency

The functional currency of Infosys and Infosys BPO is the Indian Rupee. The functional currencies for Infosys Australia, Infosys China, Infosys Consulting and Infosys Mexico are the respective local currencies. The consolidated financial statements are reported in U.S. dollars. The translation of functional currencies to U.S. dollars is performed for balance sheet accounts using the exchange rate in effect at the balance sheet date and for revenue, expense and cash-flow items using a monthly average exchange rate for the respective periods. The gains or losses resulting from such translation are included in ‘other comprehensive income’, a separate component of stockholders’ equity.

Foreign-currency denominated assets and liabilities are translated into the relevant functional currency at exchange rates in effect at the balance sheet date. The gains or losses resulting from such translations are included in earnings. Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net income for the period in which the transaction is settled. Revenue, expense and cash-flow items denominated in foreign currencies are translated into the relevant functional currencies using the exchange rate in effect on the date of the transaction.

1.13 Earnings per share

Basic earnings per share is computed by dividing net income for the period by the weighted average number of equity shares outstanding during the period. Diluted earnings per share is computed by dividing net income by the diluted weighted average number of equity shares outstanding during the period. Diluted earnings per share reflect the potential dilution from equity shares issuable through employee stock options. The dilutive effect of employee stock options is reflected in diluted earnings per share by application of the treasury stock method. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the if-converted method. If securities have been issued by a subsidiary that enable their holders to obtain the subsidiary’s common stock, the earnings of the subsidiary shall be included in the consolidated diluted earnings per share computations based on the company’s holding of the subsidiary’s securities.

If the number of equity shares outstanding increases as a result of a stock dividend or stock split or decreases as a result of a reverse stock split, the computations of basic and diluted earnings per share are adjusted retroactively for all periods presented to reflect that change in capital structure. If such changes occur after the close of the reporting period but before issuance of the financial statements, the per-share computations for that period and any prior-period financial statements presented are based on the new number of shares.

1.14 Income taxes

Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities, and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred tax assets and liabilities is recognized as income or expense in the period that includes the enactment date. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits of which future realization is not more likely than not. Changes in valuation allowance from period to period are reflected in the income statement of the period of change. Deferred taxes are not provided on the undistributed earnings of subsidiaries outside India where it is expected that the earnings of the foreign subsidiary will be indefinitely reinvested. Tax benefits of deductions earned on exercise of employee stock options in excess of compensation charged to earnings are credited to additional paid in capital. The company recognizes interest and penalties related to unrecognized tax benefits in income tax expense. The income tax provision for the interim period is based on the best estimate of the effective tax rate expected to be applicable for the full fiscal year.

1.15 Fair value of financial instruments

In determining the fair value of its financial instruments, the company uses a variety of methods and assumptions that are based on market conditions and risks existing at each balance sheet date. The methods used to determine fair value include discounted cash flow analysis and dealer quotes. All methods of assessing fair value result in general approximation of value, and such value may never actually be realized. For all financial instruments including cash and cash equivalents, investments in liquid mutual fund units, trade accounts receivables, prepaid expenses and other current assets, accounts payable, client deposits and other current liabilities, the carrying amounts approximate fair value due to the short maturity of those instruments. The fair value of securities, which do not have an active market, is not reasonably estimable.

1.16 Concentration of risk

Financial instruments that potentially subject the company to concentrations of credit risk consist principally of cash equivalents, trade accounts receivable, investment securities and hedging instruments. By nature, all such financial instruments involve risk, including the credit risk of non-performance by counterparties. In management’s opinion, as of March 31, 2008 and December 31, 2008 there was no significant risk of loss in the event of non-performance of the counterparties to these financial instruments, other than the amounts already provided for in the financial statements, if any. Exposure to credit risk is managed through credit approvals, establishing credit limits and monitoring procedures. The factors which affect the fluctuations in the company's provisions for bad debts and write offs of uncollectible accounts include the financial health and economic environment of the clients. The company specifically identifies the credit loss and then makes the provision. The company’s cash resources are invested with corporations, financial institutions and banks with high investment grade credit ratings. Limits are established by the company as to the maximum amount of cash that may be invested with any such single entity.

1.17 Derivative financial instruments

The company uses derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in foreign exchange rates on accounts receivable and forecasted cash flows denominated in certain foreign currencies. The counterparty for these contracts is generally a bank. Although the company believes that these financial instruments constitute hedges from an economic perspective, they do not qualify for hedge accounting under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended. Any derivative that is either not designated a hedge, or is so designated but is ineffective per SFAS No. 133, is marked to market and recognized in earnings immediately and included in other income, net.

1.18 Retirement benefits to employees

1.18.1 Gratuity

In accordance with the Payment of Gratuity Act, 1972, Infosys provides for gratuity, a defined benefit retirement plan (the Gratuity Plan) covering eligible employees. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation. The company fully contributes all ascertained liabilities to the Infosys Technologies Limited Employees' Gratuity Fund Trust (the Trust). In case of Infosys BPO, contributions are made to the Infosys BPO's Employees' Gratuity Fund Trust. Trustees administer contributions made to the Trusts and contributions are invested in specific designated instruments as permitted by law and investments are also made in mutual funds that invest in the specific designated instruments.

The company recognizes the funded status of a defined benefit plan in the statement of financial position as an asset or liability if the plan is overfunded or underfunded, respectively in accordance with SFAS No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans - An Amendment of FASB Statements No. 87, 88, 106, and 132R. Changes in the funded status of a plan are recognized in the year in which the changes occur, and reported in comprehensive income as a separate component of stockholders' equity.

1.18.2 Superannuation

Certain employees of Infosys are also participants in a defined contribution plan. Until March 2005, the company made monthly contributions under the superannuation plan (the Plan) to the Infosys Technologies Limited Employees’ Superannuation Fund Trust (Infosys Superannuation Trust) based on a specified percentage of each covered employee’s salary. The company has no further obligations to the Plan beyond its monthly contributions. Certain employees of Infosys BPO were also eligible for superannuation benefit. Upto March 31, 2005, Infosys BPO made monthly contributions under the superannuation plan based on a specified percentage of each covered employee’s salary. Infosys BPO has no further obligations to the superannuation plan beyond its monthly contribution which were periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

Effective April 1, 2005, a portion of the monthly contribution amount was paid directly to the employees as an allowance and the balance amount was contributed to the Infosys Superannuation Trust.

1.18.3 Provident fund

Eligible employees of Infosys receive benefits from a provident fund, which is a defined contribution plan. Both the employee and the company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee’s salary. The company contributes a part of the contributions to the Infosys Technologies Limited Employees’ Provident Fund Trust. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the government. The company has an obligation to fund any shortfall on the yield of the trust’s investments over the administered interest rates.

In respect of Infosys BPO, eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the employee and Infosys BPO make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee’s salary. Amounts collected under the provident fund plan are deposited in a government administered provident fund.

1.19 Stock-based compensation

The company recognizes compensation expense relating to share-based payments in net income using a fair-value measurement method in accordance with SFAS No.123 (revised 2004), Share-Based Payment (SFAS 123R). Under the fair value method, the estimated fair value of awards is charged to income on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was in-substance, multiple awards. The company includes a forfeiture estimate in the amount of compensation expense being recognized.

The fair value of each option is estimated on the date of grant using the Black-Scholes-Merton valuation model. The expected term of an option is estimated based on the vesting term and contractual term of the option, as well as expected exercise behavior of the employee who receives the option. Expected volatility during the expected term of the option is based on historical volatility, during a period equivalent to the expected term of the option, of the observed market prices of the company’s publicly traded equity shares. Expected dividends during the expected term of the option are based on recent dividend activity. Risk-free interest rates are based on the government securities yield in effect at the time of the grant.

1.20 Dividends

Final dividends on common stock are recorded as a liability on the date of approval by the stockholders and interim dividends are recorded as a liability on the date of declaration by the Board of Directors.

1.21 Recent Accounting Pronouncements

In December 2007, FASB issued SFAS No. 141 (Revised 2007), Business Combinations (SFAS 141R). This Statement replaces SFAS No. 141, Business Combinations. SFAS 141R requires an acquirer to recognize the assets acquired, the liabilities assumed including contingencies and non-controlling interest in the acquiree, at the acquisition date, measured at their fair value, with limited exceptions specified in the statement. In a business combination achieved in stages, this Statement requires the acquirer to recognize the identifiable assets and liabilities as well as the non-controlling interest in the acquiree at full amounts of their fair values. This Statement requires the acquirer to recognize contingent consideration at the acquisition date, measured at its fair value at that date. The company will be required to apply this new Statement prospectively to business combinations consummated in fiscal years beginning after December 15, 2008. Early adoption is prohibited.

In December 2007, FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements – An Amendment of ARB No. 51 (SFAS 160). SFAS 160 establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. This Statement requires the recognition of a non-controlling interest as equity in the consolidated financial statements and separate from the parent’s equity. Purchases or sales of equity interests that do not result in a change in control will be accounted for as equity transactions. The company will be required to adopt this new Statement prospectively to all non-controlling interest, including any that arose before the effective date, for fiscal years, beginning after December 15, 2008. Early adoption is prohibited. The company is currently evaluating the requirements of SFAS 160 and has not yet determined the impact this Statement may have on its consolidated financial statements.

In March 2008, FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities – An Amendment of FASB Statement No. 133 (SFAS 161). SFAS 161 requires enhanced disclosures on derivative and hedging activities by requiring objectives to be disclosed for using derivative instruments in terms of underlying risk and accounting designation. This Statement requires disclosures on the need of using derivative instruments, accounting of derivative instruments and related hedged items, if any, under SFAS 133 and effect of such instruments and related hedge items, if any, on the financial position, financial performance and cash flows. The company will be required to adopt this new Statement prospectively, for fiscal years beginning after November 15, 2008. The company is currently evaluating the requirements of SFAS 161 and has not yet determined the impact this Statement may have on its consolidated financial statements.

In April 2008, FASB issued FASB Staff Position (FSP) FAS 142-3, Determination of the Useful Life of the Intangible Assets. Through this FSP, amendments were made in the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, Goodwill and Other Intangible Assets. Statement 142 precluded an entity from using its own assumptions about renewal or extension of an arrangement where there was likely to be substantial cost or material modifications which has been amended by the FSP. The intent of this FSP is also to bring in parity between the useful life of a recognized intangible asset under Statement 142 and the period of expected cash flows used to measure the fair value of the asset in a business combination when the underlying arrangement includes renewal or extension terms. The FSP further enhances the disclosures required for a recognized intangible asset enabling the users of financial statements to assess the extent to which the expected future cash flows associated with the asset would be affected by the entity’s intent and/or ability to renew or extend the arrangement. The Company would be required to adopt this FSP prospectively for all assets acquired after April 1, 2009. Early adoption is prohibited.

2 Notes to the unaudited consolidated financial statements

2.1 Cash and cash equivalents

Cash and cash equivalents are as follows:

(Dollars in millions)
	As of
	March 31, 2008	December 31, 2008
Cash and bank deposits	$1,737	$1,738
Deposits with corporations	321	210
	$2,058	$1,948

Cash and cash equivalents as of March 31, 2008 and December 31, 2008 include restricted cash balances of $1 million each. The restrictions are primarily on account of unclaimed dividends.

The deposits maintained by the Group with corporations comprise of time deposits, which can be withdrawn by the Group at any point without prior notice or penalty on the principal.

(Dollars in millions)
	As of
	March 31, 2008	December 31, 2008
Current Accounts
ABN Amro Bank, China	$2	$3
Bank of America, Mexico	2	1
Bank of America, USA	81	37
Citibank N.A., Australia	8	5
Citibank N.A., Czech Republic	2	-
Citibank N.A., Japan	1	-
Deutsche Bank, India	10	11
Deutsche Bank, Poland	3	2
Deutsche Bank, Thailand	1	1
Deutsche Bank-EEFC account in Euro, India	8	3
Deutsche Bank-EEFC account in Swiss Franc, India	3	-
Deutsche Bank-EEFC account in United Kingdom Pound Sterling, India	4	9
Deutsche Bank-EEFC account in US dollars, India	32	3
Deutsche Bank, Belgium	1	2
Deutsche Bank, France	-	1
Deutsche Bank, Germany	1	1
Deutsche Bank, Netherlands	1	-
Deutsche Bank, Spain	1	-
Deutsche Bank, UK	19	9
Deutsche Bank, Switzerland	-	1
HSBC Bank, UK	1	1
ICICI Bank, India	6	8
ICICI Bank-EEFC account in Euro, India	1	-
ICICI Bank-EEFC account in United Kingdom Pound Sterling, India	1	1
ICICI Bank-EEFC account in US dollars, India	4	2
National Australia Bank, Australia	25	5
Royal Bank of Canada, Canada	3	2
	$221	$108
Deposit Accounts
ABN Amro Bank, India	-	26
Axis Bank, India	63	-
Bank of Baroda, India	125	107
Bank of India, India	125	-
Bank of Maharashtra, India	97	103
Barclays Bank, India	75	30
Canara Bank, India	29	114
Citibank N.A., Czech Republic	-	1
Corporation Bank, India	110	90
DBS Bank, India	-	9
HDFC Bank, India	112	59
HSBC Bank, India	63	105
ICICI Bank, India	256	8
IDBI Bank, India	125	103
ING Vysya Bank, India	5	10
National Australia Bank, Australia	38	43
Punjab National Bank, India	6	114
Standard Chartered Bank, India	-	54
State Bank of India, India	250	413
State Bank of Mysore, India	-	103
Syndicate Bank, India	-	107
The Bank of Nova Scotia, India	37	31
	$1,516	$1,630
Deposits with corporations
HDFC Limited, India	$250	$210
GE Capital Services India Ltd.	71	-
	321	210
Total	$2,058	$1,948

2.2  Certificates of deposit

(Dollars in millions)
	As of
	March 31, 2008	December 31, 2008
ICICI Bank, India	-	$21
Punjab National Bank, India	-	20
Total	-	$41

Certificates of deposit is a negotiable money market instrument for funds deposited at a bank or other eligible financial institution for a specified time period.

2.3 Trade accounts receivable

Trade accounts receivable as of March 31, 2008 and December 31, 2008, net of allowance for doubtful accounts of $10 million and $19 million, amounted to $824 million and $721 million. The age profile of trade accounts receivable, net of allowances, is given below.

In %
	As of
	March 31, 2008	December 31, 2008
Period (in days)
0 – 30	58.1	56.4
31 – 60	30.0	30.4
61 – 90	3.7	9.2
More than 90	8.2	4.0
	100.0	100.0

2.4 Business combinations

During the nine months ended December 31, 2008, Infosys Australia acquired 100% of the equity shares of Mainstream Software Pty Limited for a consideration of $3 million, of which $1 million is yet to be paid. Consequent to this acquisition, intellectual property rights amounting to $3 million have been recorded and are being amortized over a period of two years, being management’s estimate of the useful life of the asset.

During fiscal 2008, Infosys BPO acquired 100% of the equity shares of P-Financial Services Holding B.V. This business acquisition was conducted by entering into a Sale and Purchase Agreement with Koninklijke Philips Electronics N.V. (Philips), a company incorporated under the laws of the Netherlands, for acquiring the shared service centres of Philips for finance, accounting and procurement business in Poland, Thailand and India for a consideration of $27 million, of which $1 million was paid during the nine months ended December 31, 2008. The acquisition of Poland and India centers were consummated on October 1, 2007 and Thailand center on December 3, 2007.

The purchase price has been allocated based on management’s estimates and independent appraisals of fair values as follows:

(Dollars in millions)
Component	Purchase price allocated
Property, plant and equipment	$3
Net current assets	4
Deferred tax liabilities	(1)
Intangible assets-customer contracts	11
Goodwill	10
Total purchase price	$27

The identified intangible customer contracts are being amortized over a period of seven years, being management’s estimate of the useful life of the asset.

2.5 Prepaid expenses and other current assets

Prepaid expenses and other current assets consist of the following:

(Dollars in millions)
	As of
	March 31, 2008	December 31, 2008
Rental deposits	$6	$7
Security deposits with service providers	8	6
Current portion of loans to employees	27	24
Prepaid expenses	8	4
Interest accrued and not due	47	3
Withholding taxes	3	27
Advance payments to vendors for supply of goods	3	4
Other current assets	5	2
	$107	$77

Withholding taxes primarily consist of input tax credits. Other current assets primarily represent advance payments to vendors for rendering of services, travel advances and other recoverables from customers. Security deposits with service providers relate principally to leased telephone lines and electricity supplies.

2.6 Property, plant and equipment, net

Property, plant and equipment consist of the following:

(Dollars in millions)
	As of
	March 31, 2008	December 31, 2008
Land	$57	$56
Buildings	489	541
Furniture and fixtures	154	152
Computer equipment	271	253
Plant and equipment	218	230
Vehicles	—	1
Capital work-in-progress	331	189
	1,520	1,422
Accumulated depreciation	(498)	(484)
	$1,022	$938

Depreciation expense amounted to $39 million and $38 million for the three months ended December 31, 2007 and 2008, respectively. The amount of third party software expensed during the three months ended December 31, 2007 and 2008 was $17 million and $14 million, respectively.

Depreciation expense amounted to $110 million and $118 million for the nine months ended December 31, 2007 and 2008, respectively. The amount of third party software expensed during the nine months ended December 31, 2007 and 2008 was $40 million and $49 million, respectively.

2.7 Other assets

Other assets consist of the following:

(Dollars in millions)
	As of
	March 31, 2008	December 31, 2008
Non-current portion of loans to employees	$2	$1
Deposits with corporations	40	48
Prepaid gratuity benefit	3	-
	$45	$49

Deposit with corporation represents amount deposited to settle employee benefit obligations as and when they arise during the normal course of business.

2.8 Intangible assets

Following is a summary of carrying amount of intangible assets:

(Dollars in millions)
	As of
	March 31, 2008	December 31, 2008
Gross carrying value	$27	$31
Customer contracts acquired during the period	11	-
Intellectual property rights acquired during the period	—	3
Accumulated amortization	(13)	(17)
Net carrying value	$25	$17

The aggregate amortization expense for the three months ended December 31, 2007 and 2008 amounted to $2 million each. The aggregate amortization expense for the nine months ended December 31, 2007 and 2008 amounted to $6 million and $7 million each.

The estimated aggregate amortization expense for intangible assets for each of the five succeeding annual fiscal periods (or portion thereof, as indicated below) as of December 31, 2008 is as detailed below.

(Dollars in millions)
Year ending March 31,	Amortization cost
Remainder of 2009	$2
2010	8
2011	3
2012	1
2013	$1

2.9 Loans to employees

The company provides loans to eligible employees in accordance with policy. The employee loans are repayable over fixed periods ranging from 1 to 100 months. The annual rates of interest at which the loans have been made to employees vary between 0% through 4%. Loans aggregating $29 million and $25 million were outstanding as of March 31, 2008 and December 31, 2008. No loans have been made to employees in connection with purchase of the company’s equity securities by employees.

The required repayments of employee loans outstanding as of December 31, 2008 are as detailed below.

(Dollars in millions)
12 months ending December 31,	Repayment
2009	$24
2010	1
$25

The estimated fair value of loans to employees amounted to $28 million as of March 31, 2008 and $24 million as of December 31, 2008. These amounts have been determined using available market information and appropriate valuation methodologies. Considerable judgment is required to develop these estimates of fair value. Consequently, these estimates are not necessarily indicative of the amounts that the company could realize in the market.

2.10 Other current liabilities

Other current liabilities comprise the following:

(Dollars in millions)
	As of
	March 31, 2008	December 31, 2008
Accrued compensation to staff	$171	$137
Provision for post sales client support	13	15
Withholding taxes payable	54	57
Provision for expenses	102	118
Retainage	13	10
Mark to market loss on derivative financial instruments	29	43
Others	4	3
	$386	$383

Provision for expenses primarily consists of accrued expenses relating to cost of technical sub-contractors, telecommunication charges, legal and professional charges, brand building charges, overseas travel expenses and office maintenance. Others primarily consist of accrued dividends and amount payable towards acquisition of business.

2.11 Employee post-retirement benefits

2.11.1 Gratuity

Net gratuity cost for the three months and nine months ended December 31, 2007 and 2008 comprises the following components:

(Dollars in millions)
	Three months ended December 31,
	2007	2008
Service cost	$ 3	$5
Interest cost	1	-
Expected return on assets	(1)	-
Actuarial gains	(1)	-
Net gratuity cost	$2	$5

	Nine months ended December 31,
	2007	2008
Service cost	$8	$9
Interest cost	3	2
Expected return on assets	(3)	(2)
Actuarial gains	(1)	-
Plan amendment	(1)	(1)
Net gratuity cost	$6	$8

The company expects to contribute approximately $3 million to the gratuity trust during the remainder of fiscal 2009.

2.11.2 Superannuation

The company contributed $2 million and $3 million to the superannuation plan during the three months ended December 31, 2007 and 2008 and $8 million and $9 million during the nine months ended December 31, 2007 and 2008. During fiscal 2008, a substantial portion of the monthly contribution amount has been paid directly to the employees as an allowance and a nominal amount has been contributed to the plan.

2.11.3 Provident fund

The company contributed $8 million each to the provident fund during the three months ended December 31, 2007 and 2008 and $22 million and $25 million during the nine months ended December 31, 2007 and 2008, respectively.

2.12 Stockholders' equity

Infosys has only one class of capital stock referred to as equity shares. The rights of equity shareholders are set out below.

2.12.1 Voting

Each holder of equity shares is entitled to one vote per share. The equity shares represented by American Depositary Shares (ADS) carry similar rights to voting and dividends as the other equity shares. Each ADS represents one underlying equity share.

2.12.2 Dividends

Should the company declare and pay dividends, such dividends will be paid in Indian Rupees. Indian law mandates that any dividend be declared out of distributable profits only after the transfer to a general reserve of a specified percentage of net income computed in accordance with current regulations. Moreover, the remittance of dividends outside India is governed by Indian law on foreign exchange and is subject to applicable taxes.

2.12.3 Liquidation

In the event of liquidation of the company, the holders of common stock shall be entitled to receive any of the remaining assets of the company, after distribution of all preferential amounts. However, no such preferential amounts exist currently. The amount distributed will be in proportion to the number of equity shares held by the stockholders.

2.12.4 Stock options

There is no voting, dividend or liquidation rights to the holders of options issued under the company's stock option plans.

2.13 Non-Operating income

Other income, net, consists of the following:

(Dollars in millions)
	Three months ended December 31,
	2007	2008
Interest income	$43	$46
Foreign exchange gains/(losses), net	(4)	(44)
Others	1	5
	$40	$7

	Nine months ended December 31,
	2007	2008
Interest income	$124	$135
Foreign exchange gains/(losses), net	13	(91)
Income from mutual fund investments	1	-
Others*	2	6
	$140	$50
* Other income for the nine months ended December 31, 2008 includes a net amount of $4 million, consisting of $7 million received from Axon Group Plc as inducement fees offset by $3 million of expenses incurred towards the transaction.

2.14 Research and development

Research and development expenses were $11 million and $18 million for the three months ended December 31, 2007 and 2008 respectively and $38 million and $40 million for the nine months ended December 31, 2007 and 2008 respectively

2.15 Employees' Stock Offer Plans (ESOP)

1998 Employees Stock Option Plan (the 1998 Plan): The Company’s 1998 Plan provides for the grant of non-statutory stock options and incentive stock options to employees of the company. The establishment of the 1998 Plan was approved by the Board of Directors in December 1997 and by the stockholders in January 1998. The Government of India has approved the 1998 Plan, subject to a limit of 11,760,000 equity shares representing 11,760,000 ADS to be issued under the 1998 Plan. All options granted under the 1998 Plan are exercisable for equity shares represented by ADSs. The options under the 1998 Plan vest over a period of one through four years and expire five years from the date of completion of vesting. The 1998 Plan is administered by a compensation committee comprising four members, all of who are independent members of the Board of Directors. The term of the 1998 Plan ended on January 6, 2008, and consequently no further shares will be issued to employees under this plan.

1999 Employees Stock Option Plan (the 1999 Plan): In fiscal 2000, the company instituted the 1999 Plan. The Board of Directors and stockholders approved the 1999 Plan in June 1999. The 1999 Plan provides for the issue of 52,800,000 equity shares to employees. The 1999 Plan is administered by a compensation committee comprising four members, all of whom are independent members of the Board of Directors. Under the 1999 Plan, options will be issued to employees at an exercise price, which shall not be less than the fair market value (FMV) of the underlying equity shares on the date of grant. Under the 1999 Plan, options may also be issued to employees at exercise prices that are less than FMV only if specifically approved by the stockholders of the company in a general meeting. All options under the 1999 Plan are exercisable for equity shares. The options under the 1999 Plan vest over a period of one through six years, although accelerated vesting based on performance conditions is provided in certain instances and expire over a period of 6 months through five years from the date of completion of vesting.

The activity in the 1998 Plan and the 1999 Plan during the nine months ended December 31, 2007 and 2008 is set out below.

	Nine months ended December 31, 2007		Nine months ended December 31, 2008
	Shares arising out of options	Weighted average exercise price	Shares arising out of options	Weighted average exercise price
1998 Plan:
Outstanding at the beginning of the period	2,084,124	$21	1,530,447	$20
Forfeited and expired	-	-	(67,122)	$43
Exercised	(162,633)	$21	(341,008)	$19
Outstanding at the end of the period	1,921,491	$21	1,122,317	$19
Exercisable at the end of the period	1,921,491	$21	1,122,317	$19
1999 Plan:
Outstanding at the beginning of the period	1,897,840	$26	1,494,693	$29
Forfeited and expired	(71,099)	$53	(180,201)	$40
Exercised	(181,442)	$15	(304,737)	$14
Outstanding at the end of the period	1,645,299	$29	1,009,755	$25
Exercisable at the end of the period	1,077,637	$16	652,885	$15

The aggregate intrinsic value of options exercised under the 1998 Plan and 1999 Plan during the nine months ended December 31, 2007 was $4 million and $6 million, respectively. The aggregate intrinsic value of options exercised under the 1998 Plan and 1999 Plan during the nine months ended December 31, 2008 was $2 million and $3 million respectively.

As of December 31, 2007, options outstanding under the 1998 Plan and 1999 Plan had an aggregate intrinsic value of $49 million and $32 million respectively and a weighted-average remaining contractual term of 1.68 years and 1.70 years respectively. As of December 31, 2007, options exercisable under the 1998 Plan and 1999 Plan had an aggregate intrinsic value of $49 million and $32 million respectively and a weighted-average remaining contractual term of 1.68 years and 1.57 years respectively.

As of December 31, 2008 options outstanding under the 1998 Plan and the 1999 Plan had an intrinsic value of $8 million and $6 million, respectively, and a weighted-average remaining contractual term of 1.50 years and 1.31 years respectively. As of December 31, 2008 options exercisable under the 1998 Plan and 1999 Plan had an intrinsic value of $8 million and $6 million, respectively, and a weighted-average remaining contractual term of 1.50 years and 1.39 years, respectively.

The unamortized stock compensation expense under the 1999 Plan as of December 31, 2008 is less than $1 million and the same is expected to be amortized over a weighted average period of approximately 1 year.

The Finance Act, 2007 included Fringe Benefit Tax (FBT) on Employee Stock Option’s Plan (ESOPs). FBT liability crystallizes on the date of exercise of stock options. During the nine months ended December 31, 2008, the company issued 645,745 equity shares, pursuant to the exercise of stock options by certain employees under the 1998 and 1999 stock option plans. During the nine months ended December 31, 2007, the company issued 344,075 equity shares, pursuant to the exercise of stock options by certain employees under the 1998 and 1999 stock option plans. The FBT for the nine months ended December 31, 2008 which had paid been paid by the company and subsequently recovered from the employees through equity, was not considered material.

Infosys BPO's 2002 Plan (the 2002 Plan) provides for the grant of stock options to its employees and was approved by its Board of Directors and stockholders in June 2002. All options under the 2002 Plan are exercisable for equity shares. The 2002 Plan is administered by a Compensation Committee whose members are directors of Infosys BPO. The 2002 Plan provides for the issue of 5,250,000 equity shares to employees, at an exercise price, which shall not be less than the FMV. Options may also be issued to employees at exercise prices that are less than FMV only if specifically approved by the stockholders of Infosys BPO in a general meeting. The options issued under the 2002 Plan vest in periods ranging between one through six years, although accelerated vesting based on performance conditions is provided in certain instances.

The activity in the 2002 Plan during the nine months ended December 31, 2007 and 2008 are set out below.

	Nine months ended December 31, 2007		Nine months ended December 31, 2008
	Shares arising out of options	Weighted average exercise price	Shares arising out of options	Weighted average exercise price
2002 Plan:
Outstanding at the beginning of the period	2,200	$2.72	—	—
Forfeited and expired	(2,200)	$2.72	—	—
Outstanding at the end of the period	—	—	—	—
Exercisable at the end of the period	—	—	—	—

The company recorded stock compensation expense of $2 million and $1 million for the nine months ended December 31, 2007 and nine months ended December 31, 2008, respectively.

2.16 Income taxes

The provision for income taxes in the income statement comprises:

(Dollars in millions)
	Three months ended December 31,
	2007	2008
Current taxes
Domestic taxes	$35	$46
Foreign taxes	19	3
	54	49
Deferred taxes
Domestic taxes	(12)	-
Foreign taxes	-	(1)
	(12)	(1)
Aggregate taxes	$42	$48

	Nine months ended December 31,
	2007	2008
Current taxes
Domestic taxes	$85	$116
Foreign taxes	54	50
	139	166
Deferred taxes
Domestic taxes	(19)	(30)
Foreign taxes	(2)	(2)
	(21)	(32)
Aggregate taxes	$118	$134

Current tax expense for the nine months ended December 31, 2008, December 31, 2007 and year ended March 31, 2008 include a net tax benefit of $19 million, $26 million and $30 million, respectively. The tax benefit of $19 million for the nine months ended December 31, 2008 comprises of $39 million for provisions no longer required which is offset by a charge of $20 million due to re-assessment of an uncertain tax position.

The tax effects of significant temporary differences that resulted in deferred tax assets and liabilities are as follows:

(Dollars in millions)
	As of
	March 31, 2008	December 31, 2008
Deferred tax assets
Property, plant and equipment	$23	$24
Loss carry-forwards in subsidiary	14	14
Incentive accruals in subsidiary	6	4
Minimum alternate tax credit entitlement	44	61
Investments	1	1
Others	7	5
Total gross deferred tax assets	95	109
Less: Valuation allowance	(21)	(20)
	74	89
Deferred tax liabilities
Intangible asset	(3)	(3)
Others	(3)	(2)
Total gross deferred tax liabilities	(6)	(5)
Net deferred tax assets	$68	$84

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversals of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes that it is more likely than not the company will realize the benefits of those deductible differences, net of the existing valuation allowance at December 31, 2008. The valuation allowance primarily relates to loss carry-forwards and incentive accruals in a foreign subsidiary. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

Pursuant to the enacted changes in the Indian Income Tax Laws effective April 1, 2007, a Minimum Alternate Tax (MAT) has been extended to income in respect of which a deduction may be claimed under sections 10A and 10B of the Income Tax Act; consequently the company has calculated its tax liability for current domestic taxes after considering MAT. The excess tax paid under MAT provisions being over and above regular tax liability can be carried forward and set off against future tax liabilities computed under regular tax provisions. The company was required to pay MAT, and, accordingly, a deferred tax asset of $61 million has been recognized on the balance sheet as of December 31, 2008, which can be carried forward for a period of 7 years from the year of recognition.

The provision for foreign taxes is due to income taxes payable overseas, principally in the United States of America. The company benefits from certain significant tax incentives provided to software firms under Indian tax laws. These incentives presently include those for facilities set up under the Special Economic Zones Act, 2005 and an exemption from payment of Indian corporate income taxes for a period of ten consecutive years of operation of software development facilities designated as “Software Technology Parks” (the STP Tax Holiday). The Government of India has amended the tax incentives available to companies set up in designated STPs. The period of the STP Tax Holiday available to such companies is restricted to ten consecutive years, beginning from the financial year when the unit started producing computer software or April 1, 1999, whichever is earlier.

The STP Tax Holiday is available for ten consecutive years, beginning from the financial year when the unit started producing computer software or April 1, 1999, whichever is earlier. The tax holidays on all facilities under STPs expire in stages by fiscal year 2010. Under the Special Economic Zones Act, 2005 scheme, units in designated special economic zones which begin providing services on or after April 1, 2005 are eligible for a deduction of 100 percent of profits or gains derived from the export of services for the first five years from commencement of provision of services and 50 percent of such profits or gains for a further five years. Certain tax benefits are also available for a further five years subject to the unit meeting defined conditions.

Infosys is subject to a 15% Branch Profit Tax (BPT) in the U.S. to the extent its U.S. branch’s net profit during the year is greater than the increase in the net assets of the U.S. branch during the fiscal year, computed in accordance with the Internal Revenue Code. As at March 31, 2008, Infosys’ US branch net assets amounted to approximately $471 million. As of December 31, 2008, the company has not triggered the BPT and intends to maintain the current level of its net assets in the US, as it is consistent with its business plan. Accordingly, a BPT provision has not been recorded.

The Company’s total unrecognized tax benefits as at March 31, 2008 and December 31, 2008 were $116 million and $122 million, respectively. Also, the total unrecognized benefits (net of state tax benefits), if recognized, would reduce the tax provisions by $107 million and $112 million as of March 31, 2008 and December 31, 2008, respectively, and thereby would affect the company’s effective tax rate.

As of March 31, 2008 and as of December 31, 2008, the company had an accrual of $18 million and $19 million, respectively, towards interest and penalties. Interest and penalties included in the provision for income taxes were not material for the nine months ended December 31, 2007. Interest and penalties included in the provision for income taxes for the nine months ended December 31, 2008 amounted to $5 million.

The company’s two major tax jurisdictions are India and the U.S., though the company also files tax returns in other foreign jurisdictions. In India, the assessment is not yet completed for fiscal year 2005 and onwards. In the U.S. certain state tax returns pertaining to fiscal years 2001 to 2004 remain subject to examination. Further, U.S. federal and state tax returns pertaining to fiscal year 2005 onwards and certain state tax returns pertaining to fiscal year 2004 are open to examination in accordance with the statute of limitation prescribed by the relevant authorities.

Significant changes in the amount of unrecognized tax benefits within the next 12 months cannot be reasonably estimated as the changes would depend upon the progress of tax examinations with various tax authorities.

2.17 Earnings per share

The following is a reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share:

	Three months ended December 31,
	2007	2008
Basic earnings per equity share - weighted average number of common shares outstanding	568,512,968	569,755,757
Effect of dilutive common equivalent shares – stock options outstanding	1,850,161	327,100
Diluted earnings per equity share – weighted average number of common shares and common equivalent shares outstanding	570,363,129	570,082,857

Options to purchase 92,660 shares and 123,641 shares for the three months ended December 31, 2007 and 2008, respectively under the 1998 Plan and 567,662 shares and 406,166 shares for the three months ended December 31, 2007 and 2008, respectively under the 1999 Plan were not considered for calculating diluted earnings per share as their effect was anti-dilutive.

	Nine months ended December 31,
	2007	2008
Basic earnings per equity share - weighted average number of common shares outstanding	568,421,831	569,571,267
Effect of dilutive common equivalent shares – stock options outstanding	2,017,935	770,284
Diluted earnings per equity share – weighted average number of common shares and common equivalent shares outstanding	570,439,766	570,341,551

Options to purchase 83,407 shares and 67,987 shares for the nine months ended December 31, 2007 and 2008, respectively under the 1998 Plan and 581,266 shares and 450,289 shares for the nine months ended December 31, 2007 and 2008, respectively under the 1999 Plan were not considered for calculating diluted earnings per share as their effect was anti-dilutive.

2.18 Derivative financial instruments

The company uses derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in foreign exchange rates on accounts receivable and forecasted cash flows denominated in certain foreign currencies. The counterparty for these contracts is generally a bank.  Infosys held foreign exchange forward contracts of $586 million, Euro 15 million and United Kingdom Pound Sterling 3 million as of March 31, 2008 and $255 million, Euro 20 million, United Kingdom Pound Sterling 14 million and Australian Dollar 3 million as of December 31, 2008. The foreign exchange forward contracts mature between 1 to 12 months. As of March 31, 2008, the company held range barrier options of $100 million and United Kingdom Pound Sterling 8 million, Euro Accelerator of Euro 12 million and Euro Forward Extra of Euro 5 million. As of December 31, 2008, the company held range barrier options of $270 million.

2.19 Fair value disclosures

Effective April 1, 2008, the company adopted SFAS No. 157, Fair Value Measurements (SFAS 157), except as it applies to the nonfinancial assets and nonfinancial liabilities within the scope of FSP SFAS 157-2. SFAS 157 defines “fair value” as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. This Statement establishes a framework for measuring fair value and expands disclosures about fair value measurements.

SFAS 157 does not require any new fair value measurements but provides guidance on determination of fair value and lays down the following fair value hierarchy to classify the source of information used in fair value measurements.

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 - Include quoted prices for similar assets and liabilities in active markets or quoted prices for identical or similar assets and liabilities in markets that are not active or inputs other that quoted prices that are directly or indirectly observable in the marketplace.
Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. In accordance with SFAS 157, we measure our marketable securities and foreign currency derivative contracts at fair value on a recurring basis.

The company recorded no change to its opening balance of Retained earnings as of April 1, 2008 as it did not have any financial instruments requiring retroactive application per the provisions of SFAS No. 157.

The following table presents the inputs used for assets and liabilities measured at fair value on a recurring basis as at December 31, 2008:

(Dollars in millions)
	As at December 31, 2008	Fair value measurement at reporting date using
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Investments in liquid mutual funds	–	–	–	–
Investments in certificates of deposit	$41	–	41	–
Liabilities
Derivative financial instruments	$43	–	43	–

Effective April, 1, 2008, the company also adopted SFAS 159, The Fair Value Option for Financial Assets and Financial Liabilities (SFAS 159), including an Amendment of FASB Statement No. 115. SFAS 159 permits entities to measure eligible financial assets and liabilities, firm commitments and other eligible items at fair value, on an instrument-by-instrument basis, that is otherwise not permitted under other generally accepted accounting principles. The company did not elect such an option with respect to any eligible financial assets and liabilities.

2.20 Segment reporting

SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, establishes standards for the way that public business enterprises report information about operating segments and related disclosures about products and services, geographic areas, and major customers. The company's operations predominantly relate to providing IT solutions, delivered to customers located globally, across various industry segments. The Chief Operating Decision Maker evaluates the company's performance and allocates resources based on an analysis of various performance indicators by industry classes and geographic segmentation of customers. Accordingly, revenues represented along industry classes comprise the principal basis of segmental information set out in these financial statements. Secondary segmental reporting is performed on the basis of the geographical location of customers. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in significant accounting policies.

Industry segments for the company are primarily financial services comprising enterprises providing banking, finance and insurance services, manufacturing enterprises, enterprises in the telecommunications (telecom) and retail industries, and others such as utilities, transportation and logistics companies. Geographic segmentation is based on business sourced from that geographic region and delivered from both on-site and off-shore. North America comprises the United States of America, Canada and Mexico; Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom; and the Rest of the World comprising all other places except those mentioned above and India.

Revenue in relation to segments is categorized based on items that are individually identifiable to that segment, while expenditure is categorized in relation to the associated turnover of the segment. Allocated expenses of segments include expenses incurred for rendering services from the company’s offshore software development centers and on-site expenses. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying assets are used interchangeably. Management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as “unallocated” and adjusted only against the total income of the company.

Fixed assets used in the company’s business are not identified to any of the reportable segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Geographical information on revenue and industry revenue information is collated based on individual customers invoiced or in relation to which the revenue is otherwise recognized.

2.20.1 Industry segments

(Dollars in millions)
Three months ended December 31, 2007	Financial services	Manufacturing	Telecom	Retail	Others	Total
Revenues	$399	$158	$229	$130	$168	$1,084
Identifiable operating expenses	154	71	83	52	70	430
Allocated expenses	111	44	63	36	46	300
Segmental operating income	134	43	83	42	52	354
Unallocable expenses						42
Operating income						312
Other income, net						40
Income before income taxes						352
Provision for income taxes						42
Net income						$310

Three months ended December 31, 2008	Financial services	Manufacturing	Telecom	Retail	Others	Total
Revenues	$409	$230	$196	$147	$189	$1,171
Identifiable operating expenses	163	97	74	61	74	469
Allocated expenses	101	57	48	36	48	290
Segmental operating income	145	76	74	50	67	412
Unallocable expenses						41
Operating income						371
Other income, net						7
Income before income taxes						378
Provision for income taxes						48
Net income						$330

Nine months ended December 31, 2007	Financial services	Manufacturing	Telecom	Retail	Others	Total
Revenues	$1,107	$427	$643	$357	$500	$3,034
Identifiable operating expenses	455	189	238	149	208	1,239
Allocated expenses	312	120	181	101	141	855
Segmental operating income	340	118	224	107	151	940
Unallocable expenses						118
Operating income						822
Other income, net						140
Income before income taxes						962
Provision for income taxes						118
Net income						$844

Nine months ended December 31, 2008	Financial services	Manufacturing	Telecom	Retail	Others	Total
Revenues	$1,212	$687	$656	$434	$553	$3,542
Identifiable operating expenses	506	293	238	182	222	1,441
Allocated expenses	320	181	172	114	148	935
Segmental operating income	386	213	246	138	183	1,166
Unallocable expenses						128
Operating income						1,038
Other income, net						50
Income before income taxes						1,088
Provision for income taxes						134
Net income						$954

2.20.2 Geographic segments

(Dollars in millions)
Three months ended December 31, 2007	North America	Europe	India	Rest of the World	Total
Revenues	$675	$310	$13	$86	$1,084
Identifiable operating expenses	277	116	4	33	430
Allocated expenses	187	86	4	23	300
Segmental operating income	211	108	5	30	354
Unallocable expenses					42
Operating income					312
Other income, net					40
Income before income taxes					352
Provision for income taxes					42
Net income					$310

Three months ended December 31, 2008	North America	Europe	India	Rest of the World	Total
Revenues	$755	$299	$14	$103	$1,171
Identifiable operating expenses	310	122	2	35	469
Allocated expenses	187	74	3	26	290
Segmental operating income	258	103	9	42	412
Unallocable expenses					41
Operating income					$371
Other income, net					7
Income before income taxes					$378
Provision for income taxes					48
Net income					$330

Nine months ended December 31, 2007	North America	Europe	India	Rest of the World	Total
Revenues	$1,895	$838	$40	$261	$3,034
Identifiable operating expenses	804	326	10	99	1,239
Allocated expenses	533	236	12	74	855
Segmental operating income	558	276	18	88	940
Unallocable expenses					118
Operating income					822
Other income, net					140
Income before income taxes					962
Provision for income taxes					118
Net income					$844

Nine months ended December 31, 2008	North America	Europe	India	Rest of the World	Total
Revenues	$2,225	$957	$43	$317	$3,542
Identifiable operating expenses	936	380	10	115	1,441
Allocated expenses	587	253	11	84	935
Segmental operating income	702	324	22	118	1,166
Unallocable expenses					128
Operating income					1,038
Other income, net					50
Income before income taxes					1,088
Provision for income taxes					134
Net income					$954

2.20.3 Significant clients

No client individually accounted for more than 10% of the revenues in the three months and nine months ended December 31, 2007 and 2008, respectively.

2.21 Litigation

The company is subject to legal proceedings and claims which have arisen in the ordinary course of its business. The company’s management does not reasonably expect that legal actions, when ultimately concluded and determined, will have a material and adverse effect on the results of operations or the financial position of the company.

2.22 Commitments and contingencies

The contractual commitments for capital expenditure were $166 million and $103 million as of March 31, 2008 and December 31, 2008, respectively.

The company has outstanding guarantees for various statutory purposes totaling $6 million and $15 million as of March 31, 2008 and December 31, 2008, respectively. These guarantees are generally provided to governmental agencies.

2.23 Tax contingencies

The company has received demands from the Indian taxation authorities for payment of additional tax of $42 million, including interest of $9 million, upon completion of their tax review for fiscal 2004 and fiscal 2005. The demands for fiscal 2004 and fiscal 2005 were received during fiscal 2007 and fiscal 2009, respectively. The tax demands are mainly on account of disallowance of a portion of the deduction claimed by the company under Section 10A of the Income tax Act. The deductible amount is determined by the ratio of export turnover to total turnover. The disallowance arose from certain expenses incurred in foreign currency being reduced from export turnover but not reduced from total turnover.

The company is contesting the demands and the management and its tax advisors believe that its position will likely be upheld in the appellate process. No additional provision has been accrued in the financial statements for the tax demands raised. Management believes that the ultimate outcome of this proceeding will not have a material adverse effect on the company's financial position and results of operations. The tax demand related to fiscal 2004 is pending before the Commissioner of Income tax (Appeals), Bangalore. The company is in the process of filing an appeal before the Commissioner of Income Tax (Appeals), Bangalore for the tax demand related to fiscal 2005.